EMPLOYMENT AGREEMENT

THIS AGREEMENT ("Agreement") made as of the 27TH day of FEBRUARY 2008 between CryptoLogic Limited, a public corporation duly incorporated under the laws of Guernsey having its head office at: Alexandria House Ballsbridge Dublin Ireland ("CryptoLogic" or "the Employer")) and BRIAN HADFIELD, of Dublin Ireland (the "Executive").

WHEREAS CRYPTOLOGIC and its subsidiary companies are engaged in the business of developing marketing and licensing and supporting Internet-based gaming software and E-cash software and the related products and services;

AND WHEREAS CryptoLogic wishes to retain the Executive as President and Chief Executive Officer of CryptoLogic, on and subject to the terms of this Agreement;

THEREFORE THE PARTIES AGREE AS FOLLOWS:

1. Appointment of Duties and Employment

Pursuant to the terms of this Agreement, CryptoLogic agrees to appoint the Executive as its President and Chief Executive Officer and director, and to further employ the Executive, to undertake and execute those duties subject to the overall direction of its Board of Directors ("the Board"), and the Executive agrees to same.

2. Commencement

The appointment and employment of the Executive shall commence effective 27th of February 2008 when the Executive commences his duties under this Agreement and takes up full time attention to the business and affairs of the Employer and its subsidiaries ("Date of Employment") and shall continue in accordance with the provisions of this Agreement.

4. Remuneration

(1) Commencing on the Date of Employment, the fixed salary ("base salary") of the Executive shall be at the rate of €473,000 per annum and payable in equal monthly instalments. The base salary shall be reviewed on or before November 30th 2008 by the Employer and adjusted, if the Employer deems it appropriate to do so. Review of the base salary and any adjustment thereto will be based on an assessment of the Executive's achievement of the over-all objectives decided by the Employer. In no event, however, shall the base salary be less than €473,000,000 per annum.

(2) All salary and benefits paid to the Executive under this Agreement, including any and all payments contemplated in paragraph 11 below, shall be subject to any and all applicable deductions and remittances required by the laws of the applicable taxing jurisdiction and/or the appropriate taxing authorities.

5. Benefits

(1) *Automobile*. The Executive shall be provided with an allowance towards an automobile expense and housing costs in Dublin, Ireland up to a limit of €1,050 per month.

(2) *Expenses*. It is understood and agreed that the Executive will incur expenses in connection with his duties under this Agreement. The Employer will reimburse the Executive for any expenses provided that the Executive provides to the Employer an itemized written account and receipts acceptable to the Employer within thirty (30) days after they have been incurred. The Executive will not be reimbursed for any individual item in excess €6,500 unless approved in advance by the Employer's Board of Directors.

(3) *Benefit plans*. Commencing the Date of Employment, the Executive shall participate in all benefit plans (the "Employee Benefits"), which the Employer generally provides to its executive employees, including, life insurance, and/or out of country benefits and pension contributions, as applicable, and to the extent permitted by the Employee Benefits' providers. Benefits will be provided in accordance with the formal plan documents or policies and any issues with respect to entitlement or formal plan documents or policies and any issues with respect to entitlement or pay of benefits under any of the Employee Benefits will be governed by the terms of such documents or policies establishing the benefit in issue. The Employer reserves the right to vary or discontinue any Employee Benefits at its absolute discretion.

(4) *Rental Premises* The Employer shall arrange fpr the rental of residential premises in Dublin.

(5) *Relocation Expenses*. The Executive shall be reimbursed for expenses incurred in relocating go Dublin up to an amount of €13,000.

6. Holidays

The Executive shall be entitled during each year to four (4) weeks' paid annual leave in addition to bank and public holidays. The annual leave shall be taken at the time or times as the Employer's Board of Directors may determine but not in blocks exceeding two (2) consecutive weeks. The Executive shall be allowed to carry forward any unused vacation into the next calendar year but not further.

7. Authority

(1) The Executive shall have, subject always to the general or specific instructions and directions of the Board of Directors of the Employer, full power and authority to manage and direct the business and affairs of the Employer (except only the matters and duties as by law must be transacted or performed by the Board of Directors or by the shareholders of the Employer in general meeting), including power and authority to enter into contracts, engagements or commitments of every nature or kind in the name of and on behalf of the Employer and to engage and employ and to dismiss all managers and other employees and agents of the Employer other than officers of the Employer, provided always that no contract shall be made which might involve the Employer in an expenditure exceeding the Euro equivalent of €260,000 in excess of the current Employer budget and no person shall be engaged or appointed as an employee of the Employer at remuneration in excess of the Euro equivalent of €130,000 per annum, nor shall the remuneration of any employee or agent of the Employer be increased so as to exceed the Euro equivalent of €130,000 per annum without, in each case, the prior approval of the Board of Directors.

The Executive shall provide timely reports to the Employer's Board of Directors, and not less than weekly verbal reports to the Chairman of the general affairs of the Employer, including changes in strategy, changes in material contracts, emergence of sensitive customer or regulatory issues and a monthly written report to the Board with financial results and highlights and a commentary on operations.

(2) The Executive shall conform to all lawful instructions and directions given to him by the Board of Directors of the Employer from time to time, and obey and carry out the policies, practices and procedures of the Employer, as they exist from time to time.

8. Service

(1) The Executive shall, from and after the Date of Employment, and throughout the term of his appointment and employment thereafter, be ready and able to devote his full time and attention during his working time under this Agreement to the business and affairs of the Employer and its subsidiaries and shall not, without the consent in writing of the Board of Directors of the Employer undertake any other business or occupation or become a director, officer, employee or agent of any other company, firm or individual, save and except the existing positions set out in Appendix "A" which contain no management responsibilities.

(2) The Executive shall well and faithfully serve the Employer and its subsidiaries and use his best efforts to promote the interests thereof and shall not disclose the private affairs or trade secrets of the Employer and its subsidiaries to any person other than the Directors of the Employer or for any purposes other than those of the Employer any information the Executive may acquire in relation to the Employer's business.

9. Record and Probity Checks

As a condition of employment, the Executive warrants that he has not been convicted of any criminal offences in Ireland or elsewhere. In addition, the Executive also agrees and acknowledges that the Employer will cause its agent to perform initial probity checks of the Executive and may perform continuing probity checks of the Executive on an ongoing basis, which agent shall report such findings to the Employer; the negative results of which as determined by the Employer shall permit the Employer to terminate this Agreement with cause immediately. The Employer acknowledges receipt of a favourable probity report as at February 27th 2008.

10. Confidential Information, Intellectual Property Rights, Non-Competition and Non-Solicitation Covenants

The Executive covenants that he shall not use, disclose or disseminate to anyone any confidential information with respect to the business or affairs of the Employer except as may be deemed necessary or desirable by the Board of Directors to further the business interests of the Employer. This obligation shall survive expiry or termination of this Agreement for an indefinite period.

The Executive further agrees to execute and be bound by the terms of the *Confidentiality, Intellectual Property Rights, Non-Competition and Non-Solicitation Agreement* ("Confidentiality Agreement") attached hereto as Schedule A. The Executive agrees that the restrictions and covenants contained in the Confidentiality Agreement are of the essence to this Agreement, that they constitute a material inducement to the Employer to enter into this Agreement, and that the Employer would not enter into this Agreement absent such an inducement. Furthermore, the existence of any claim or cause of action by Executive against the Employer, whether predicated on this Agreement or otherwise, shall not constitute a defence to the enforcement by the Employer of the covenants or restrictions provided in this Agreement or in the Confidentiality Agreement, provided, however, that if any provision or covenant in either agreement shall be held to be illegal, invalid or unenforceable in any jurisdiction, the decision shall not affect the validity, enforceability or application of any other provision or covenant in either agreement.

11. Termination of Employment

(1) The parties understand and agree that employment pursuant to this Agreement may be terminated in the following manner in the specified circumstances:

(a)

By the Executive, at any time, for any reason, on the giving of ninety (90) days' written notice ("resignation notice") to the Employer. The Employer may waive such notice, in whole or in part, by providing a lump sum payment equivalent to the Executive's base salary and bonus for the balance of the notice period that remains outstanding on the date that the Employer so exercises such waiver. For greater certainty, if the Employer chooses to waive all or part of the resignation notice period, the maximum period for which the Employer will be required to provide the lump sum payment shall not exceed the outstanding balance of the ninety (90) days' resignation notice period referenced above, whether or not the Executive voluntarily elects to provide more than ninety (90) days' notice of resignation.

(b) By the Employer, in its absolute discretion, without any notice or pay in lieu thereof, for cause. For the purposes of this Agreement "cause" is defined as follows.

(i) Any material and substantial breach of the provisions of this Agreement;

(ii) Any conduct by the Executive which brings himself or the Employer into significant disrepute;

(iii) The commission of an act of bankruptcy by the Executive or compounding with his creditors generally;

(iv) Conviction of the Executive of a criminal offence punishable by indictment (excluding road traffic offences), where such cause is not prohibited by law;

(v) The Executive's failure to meet licensing requirements in any applicable jurisdiction;

(vi) The Executive's failure to satisfy probity checks both prior to and following the Date of Employment;

(vii) Conduct by the Executive that results or will likely result in the Employer losing or failing to obtain licensing approvals; and

(viii) Any and all omissions, commissions or other conduct which would constitute cause at law, in addition to the specified causes noted above.

Failure by the Employer to rely on the provisions of this paragraph in any given instance or instances, shall not constitute a precedent or be deemed a general waiver.

(c)

(c) By the Employer giving the Executive a notice and "Termination Payment".

The Termination Payment referred to herein shall be made up of the following sums.

If given before February 27 2009:
(a) 6 months' base salary; and
(b) 6 months' bonus, equal to the total amount of bonus received for the previous year of employment.
If given after February 27 2009:
(a) 12 months' base salary; and
(b) 12 months' bonus, equal to the total amount of bonus received for the previous year of employment.

The Termination Payment is subject to subparagraph 11(4) below and is payable as a lump sum at the termination of employment.

The Termination Payment is required to be paid to the Executive as a contractual debt and it is agreed that the Executive has no duty to mitigate his loss or to account for any income he may receive after the termination of employment.

The Termination Payment is subject to subparagraph 11(4) below and is payable as a lump sum on the date of termination of the Executive's employment.

The Termination Payment is required to be paid to the Executive as a contractual debt and it is agreed that for the purpose of claiming the Termination Payment, the Executive has no duty to mitigate his loss or to account for any income he may receive after the termination of employment. The Termination Payment shall be deemed to be inclusive of the Executive's entitlement to notice or payment in lieu of notice.

(d) In the event the Employer experiences a change in control and either:

(a) the Executive's employment is terminated for any reason other than for cause (as defined in this Agreement); or
(b) the Executive terminates his employment by reason of his responsibilities being reduced or diminished; or
(c) the Executive terminates his employment by reason of his base salary, or other benefits under this Agreement being reduced;

the Executive shall be entitled to, in addition to the Payment set out above, a lump sum payment equal to €236,500 which shall be due upon the date of termination of employment ("the Change of Control Payment"). The Change of Control Payment shall be deemed to be inclusive of the Executive's entitlement to notice or payment in lieu of notice.

For purposes of this Agreement, a "change in control" shall mean:

(i) the acquisition by any person, or any persons acting jointly or in concert (as determined by the Securities Act (Ontario)), whether directly or indirectly, of voting securities of the Company which, together with all other voting securities of the Employer held by such persons, constitutes, in the aggregate, more than 50% of all outstanding voting securities of the Employer;

(ii) an amalgamation, arrangement or other form of business combination of the Employer with another corporation or entity which results in the holders of voting securities of that other corporation or entity holding, in the aggregate, more than 50% of all outstanding voting securities of the corporation resulting from the business combination;

(iii) a sale, disposition, lease or exchange to or with another person or persons (other than a corporation that is a subsidiary of the Employer as defined in the Securities Act (Ontario)) of property of the Employer representing 50% or more of the net book value of the assets of the Employer, determined as of the date of the most recently published audited annual or unaudited quarterly interim financial statements of the Employer; or

(iv) a change in the composition of the Board over any twelve month period such that more than 50% of the persons who were directors of the Employer at the beginning of the period are no longer directors at the end of the period, unless such change is not the result of an event referred to in subparagraphs e (i), (ii), or (iii) above.

(2) The parties understand and agree that the giving of notice and the Termination Payment, by the Employer to the Executive shall not prevent the Employer from alleging cause for the termination.

(3) On or prior to the effective date of termination of the Executive's employment, as determined by the Employer, the Executive shall resign from all offices held (including directorships) in the Employer, and save as provided in this Agreement, the Executive shall not be entitled to receive any severance payment or compensation for loss of office or otherwise by reason of the resignation. If the Executive fails to resign, the Employer is irrevocably authorized to appoint some person in the Employer's name and on the Executive's behalf to sign any documents or do any things necessary or requisite to give effect to the resignation.

(4) In order to receive any payment contemplated in paragraph 11(1) herein, the Executive shall execute and deliver a release in favour of the Employer pursuant to which the

Executive shall agree to accept all such payments in full and final settlement of all claims howsoever arising in connection with his employment and its termination whether pursuant to statute, tort, contract, contract and equity including all entitlement to either notice or pay in lieu of notice, and severance pay, if applicable, as mandated by the laws of of Ireland. In the event the minimum statutory requirements as of the date of termination of the Executive's employment provide for any right or benefit in excess of the payments provided for in clause 11 of this Agreement, such statutory requirements will replace those payments.

(5) Upon the date of termination of his employment, the Employer will pay the cost of providing the Executive with relocation counselling services, up to a maximum of the Euro equivalent of €13,000

12. Death During Employment or Disability

(1) If the Executive dies during the term of the Executive's employment, the Employer shall pay to the Executive's estate the remuneration that would otherwise be payable to the Executive up to the date of death. The Executive's employment shall terminate upon the occurrence of such death, and such termination shall not be deemed to be a termination by the Employer for purposes of Paragraph 10.

(2) If the Executive is unable to perform his duties under this Agreement for 120 business days in any 12-month period, such inability shall be presumed to be on account of mental or physical disability. To the extent Executive cannot be accommodated in another role, if or as required by law, the Executive's employment shall be terminated

13. Employer's Property

The Executive acknowledges that all items of any and every nature or kind created or used by the Executive pursuant to the Executive's employment under this Agreement, or furnished by the Employer to the Executive, and all equipment, credit cards, books, records, reports, files, diskettes, manuals, literature, confidential information or other materials shall remain and be considered the exclusive property of the Employer at all times and shall be surrendered to the Employer, in good condition, promptly at the request of the Employer, or in the absence of a request, upon cessation of the Executive's employment with the Employer.

14. Assignment of Rights

The rights which accrue to the Employer under this Agreement shall pass to its successors or assigns. The rights of the Executive under this Agreement are not assignable or transferable in any manner.

15. Notices

(1) Any notice required or permitted to be given to the Executive shall be sufficiently

given if delivered to the Executive personally or if mailed by registered mail to the Executive's address last known to the Employer, or if delivered to the Executive via facsimile or by email to brian.hadfield@cryptologic.com.

(2) Any notice required or permitted to be given to the Employer shall be sufficiently given if mailed by registered mail to the Employer's Head Office at its address last known to the Executive, or if delivered to the Employer via facsimile.

16. Severability

In the event that any provision or part of this Agreement shall be deemed void or invalid by a court of competent jurisdiction, the remaining provisions or parts shall be and remain in full force and effect.

17. Entire Agreement

This document, inclusive of the Confidentiality Agreement attached hereto as a Schedule , constitutes the entire Agreement between the parties with respect to the employment and appointment of the Executive and any and all previous Agreements, written or oral, express or implied, between the parties or on their behalf, relating to the employment and appointment of the Executive by the Employer, are terminated and cancelled and each of the parties releases and forever discharges the other of and from all manner of actions, causes of action, claims and demands whatsoever, under or in respect of any Agreement.

18. Modification of Agreement

Any modification to this Agreement must be in writing and signed by the parties or it shall have no effect and shall be void.

19. Headings

The headings used in this Agreement are for convenience only and are not to be construed in any way as additions to or limitations of the covenants and Agreements contained in it.

20. Governing Law and Jurisdiction

This Agreement shall be construed in accordance with the applicable laws of Ireland and both parties agree to submit to the jurisdiction of the courts of Ireland in respect of any disputes arising in connection with this Agreement.

21. Associated Companies

In this Agreement the expression "Employer" shall be deemed to include any subsidiary company or holding company of the Employer within the meaning of section 155 of the Companies Act 1963, as amended.

IN WITNESS WHEREOF this Agreement has been executed by the parties to it, as of the day, month and year first written above.

	)	CryptoLogic Limited.
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______________	)	Per: ______________
Witness	)	
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______________	)	______________
Witness	)	Brian Hadfield